Unaudited Interim Condensed Consolidated Financial Statements 1Q22 VEON FIRST QUARTER 2022 FINANCIAL STATEMENTS THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PRESENTED TODAY SHOW STRONG YoY GROWTH IN UNDERLYING GROUP NET PROFIT AND RESILIENT CASH FLOW GENERATION

Unaudited Interim Condensed Consolidated Financial Statements 1Q22 Amsterdam (28 June 2022) - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides mobile connectivity and services, today discloses the unaudited interim condensed consolidated financial statements for its 1Q22 Group results. Following the release of our 1Q22 trading update on 28 April 2022, and given the unprecedented challenges and market volatility that VEON has been facing, we have now completed our 1Q22 financial statements, which further support the resilient performance we reported with our trading update. VEON ended 1Q22 with revenue of USD 1,823 million, +9.8% YoY in local currency (-0.4% YoY in reported currency) and EBITDA of USD 771 million, +5.3% YoY in local currency (-4.5% YoY in reported currency). VEON posted a 1Q22 net loss of USD 97 million, while the Group’s net profit before impairments rose 168% YoY to USD 375 million, versus USD 140 million in 1Q21. In 1Q22 Group capex was USD 377 million (-3.8% YoY), with capex intensity of 23.3%, -2.1 p.p. YoY. Group net debt/EBITDA was 2.4x as of 31 March 2022. The 1Q22 financial statements published today further reinforce VEON Group’s strong underlying performance driven by the successful implementation of our digital operator strategy across all our geographies, where we continue to deliver vital connectivity and digital services. Net profit before impairments rose by 168% YoY, while cash from operating activities of USD 565 million demonstrates the high resilience of our business even in difficult times. Our 1Q22 results, together with our strong performance in April and May, show VEON’s ongoing and effective operational and financial discipline, as well as the progress we continue to make delivering on our strategy. “ “ Kaan Terzioğlu commented:

Unaudited Interim Condensed Consolidated Financial Statements 1Q22 3 1Q22 KEY FIGURES USD million 1Q22 1Q21 YoY reported YoY local currency Total Revenue, of which: 1,823 1,830 (0.4%) 9.8% - Total service revenue, of which: 1,676 1,694 (1.1%) 9.0% -- Mobile data revenue 666 622 7.1% 17.1% EBITDA 771 808 (4.5%) 5.3% Net income/(loss) before impairments 375 140 168.1% Impairments (472) (2) n.m. Net income/(loss) (97) 138 n.m. Net income/(loss) attr. to VEON shareholders (361) 129 n.m. Capex 377 392 (3.8%) Capex intensity 23.3% 25.3% (2.1p.p.) Licenses payments (35) (64) (44.5%) Total mobile customers (millions) 206.4 198.6 3.9% 4G subscribers (millions) 100.8 81.1 24.3% USD 1,823 million Revenue +9.8% YoY in local currency (-0.4% YoY in reported currency) million million Capex -3.8% YoY Capex intensity of 23.3% 206 Net profit/(loss) Pre-impairment net profit USD 375 million, +168.1% YoY \\\ +1.8% YoY, capex intensity of 23.4% Mobile customers +3.9% YoY EBITDA +5.3% YoY in local currency (-4.5% YoY in reported currency) 4G users +24.3% YoY USD 377 million USD (97) million USD 771 million 100.8

Unaudited Interim Condensed Consolidated Financial Statements 1Q22 4 1Q22 FINANCIAL STATEMENTS Following the 1Q22 trading update on 28 April 2022, VEON today reports the unaudited interim condensed consolidated financial statements for 1Q22. VEON posted a 1Q22 net loss of USD 97 million, while the Group’s net profit before impairments rose 168% YoY to USD 375 million. Cash from operating activities in 1Q22 was USD 565 million, versus USD 596 million in 1Q21, highlighting continued strong cashflow generation across the operations. In 1Q22 we recorded a non-cash goodwill impairment of USD 449 million against Beeline in Russia. This is primarily caused by a higher discount factor to be used for future cashflows related to our Russian operations, in accordance with IFRS. In 1Q22, Ukraine showed resilient strong operational performance, which was also previously disclosed in our 1Q22 trading update. We did, however, record a fixed asset impairment of USD 20 million in 1Q22 related to property, plant and equipment of Kyivstar as a result of the physical damage to sites caused by the ongoing conflict. Including the impact of the impairments, VEON reported a 1Q22 net loss of USD 97 million with shareholder equity of USD 227 million as of 31 March 2022. Since reporting the strong 1Q22 results, operational momentum has continued across the Group, driven by successful implementation of our digital operator strategy, as noted in our CEO letter published on 10 June 2022. Our double and multiplay 4G subscribers have reached 35% of the Group’s monthly active customer base. This supported continued high single-digit local currency year-on-year growth in the Group’s service revenues, both in April and May. We continue to make market share gains across a number of markets including Ukraine, Pakistan, Kazakhstan, Bangladesh and Uzbekistan. The 1Q22 trading update, the CEO Letter and the 1Q22 unaudited interim condensed consolidated financial statements are available on the VEON Group website at https://www.veon.com/investors/reports-results/reports- results/ and https://www.veon.com/media/media-releases/2022/from-veon-ceo-key-developments-update-for- investors-and-partners/ UNAUDITED INTERIM CONDENSED CONSOLIDATED 1Q22 FINANCIAL STATEMENTS

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. NOTICE TO READER VEON’s results presented in this press release are, unless otherwise stated, based on IFRS, using internal management accounts, are the responsibility of management and have not been externally audited, reviewed or verified. This information may not be indicative of the actual results for any future period. ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and digital services, headquartered in Amsterdam. Our vision is to empower customer ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com CONTACT INFORMATION INVESTOR RELATIONS Nik Kershaw ir@veon.com DISCLAIMER